Consent of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of The Dreyfus/Laurel Tax-Free Municipal Funds:

We consent to the incorporation by reference, in this Registration Statement on Form N-1a, of our reports dated August 3, 2004, on the financial statements of the Dreyfus BASIC New York Municipal Money Market Fund, Dreyfus BASIC Massachusetts Municipal Money Market Fund, and Dreyfus BASIC California Municipal Money Market Fund (the “Funds”) of The Dreyfus/Laurel Tax-Free Municipal Funds as of June 30, 2004.

We also consent to the references to our firm under the headings "Financial Highlights” in the Prospectuses and "Counsel and Independent Registered Public Accounting Firm" in the Statement of Additional Information.

/s/ KPMG LLP KPMG LLP
New York, New York October 26, 2004